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Exhibit (a)(1)(e)

FORM OF
PROMISE TO GRANT STOCK OPTION

TO

        In exchange for your agreement to cancel one or more stock options to purchase shares of SeeBeyond Technology Corporation ("SeeBeyond") common stock that you received from SeeBeyond, SeeBeyond hereby promises to grant you [an incentive] [a nonstatutory] stock option to purchase [————] shares of SeeBeyond's common stock granted under the SeeBeyond 1998 Stock Plan ("the New Option"). We will grant the New Option on June 19, 2003.

        The exercise price of each New Option will be 100% of the fair market value of SeeBeyond's common stock on June 19, 2003, represented by the closing sale price on the Nasdaq National Market on such date.*

        Each New Option will have a new 2-year vesting schedule, beginning on the date on which the New Option is granted. Under this vesting schedule, the shares subject to the New Option will vest as follows (subject to your continued employment with SeeBeyond or one of its subsidiaries through each vesting date):

  •
  50% of the shares subject to the New Option(s) will be vested on June 19, 2004, and

  •
  an additional 4.166% of the shares subject to the New Option(s) will vest on each the 19th day of each month following June 19, 2004.

        Each New Option will be subject to the standard terms and conditions of the SeeBeyond 1998 Stock Plan and the standard form of stock option agreement thereunder.

        Before the grant of the New Option on June 19, 2003, it is possible that SeeBeyond may merge or consolidate with or be acquired by another entity. This promise to grant stock option (this "Promise") is evidence of a binding commitment that SeeBeyond's successors must honor. In the event of any such transaction, the successor entity would be obligated to grant you a stock option on June 19, 2003. However, the type of security and the number of shares covered by the New Option would be adjusted based on the consideration per share given to holders of options to acquire our common stock that are outstanding at the time of the acquisition. Such New Option would have an exercise price equal to the fair market value of the acquiror's stock on the grant date of the New Option.

        In order to receive your New Option, you must continue to be employed by SeeBeyond (or one of its subsidiaries) as of June 19, 2003. This Promise does not constitute a guarantee of employment with SeeBeyond or any of its subsidiaries for any period. Unless expressly provided otherwise by the applicable laws of a non-U.S. jurisdiction, your employment with SeeBeyond or its subsidiaries will remain "at will" and can be terminated by you or SeeBeyond at any time, with or without cause or notice. If your employment with SeeBeyond or one of its subsidiaries terminates before June 19, 2003, for any reason, you will lose all rights under this Promise to receive a New Option.

        This Promise is subject to the terms and conditions of the offer to exchange options as set forth in: (1) the Offer to Exchange Certain Outstanding Options for New Options (referred to as the offer to exchange); (2) the letter from James T. Demetriades, dated November 18, 2002; (3) the Election Form; and (4) the Withdrawal Form (collectively, the "Exchange Offer Documents"), all of which are incorporated herein by reference. This Promise and the Exchange Offer Documents reflect the entire agreement between you and SeeBeyond with respect to this transaction. This Promise may be amended only by means of a writing signed by you and an authorized officer of SeeBeyond.

SEEBEYOND TECHNOLOGY CORPORATION
By:	Date:
Title:

*
For employees subject to tax in Italy, the following will be substituted: "The exercise price of each New Option will be the higher of (i) the fair market value of SeeBeyond's common stock on June 19, 2003, represented by the closing sale price on the Nasdaq National Market on such date and (ii) the average of such closing sale prices during the 30 days preceding June 19, 2003.

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  Exhibit (a)(1)(e)
FORM OF PROMISE TO GRANT STOCK OPTION